

03053304

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

C M

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-38066

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___4-1-02___ AND ENDING ___3-31-03___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KJM Securities, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

48 Sagamore Road , #29
(No. and Street)

RECEIVED

Bronxville, New York   10708-1534
(City)   (State)   (Zip Code)

MAY 2 9 2003

183

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
         Kosta J. Moustakas   (914) 793-7043
                                                  (Area Code—Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldberger, Alan J.

(Name – *if individual, state last, first, middle name*)

48 Joyce Lane   Woodbury, New York 11797
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

XXX ☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

JUN 06 2003

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, <u>Kosta J. Moustakas</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>KJM Securities, Inc.</u>, as of <u>March 31st</u>, 20<u>03</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

<u>Signature</u>   5/25/03

<u>President and CEO</u>
Title

<u>Notary Public</u>

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing that there were no material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KJM SECURITIES, INC.

FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2003

KJM SECURITIES, INC.

FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2003

TABLE OF CONTENTS

ALAN J. GOLDBERGER
CERTIFIED PUBLIC ACCOUNTANT

48 Joyce Lane   (516) 496-
7038
Woodbury, NY 11797

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholder of
KJM Securities, Inc.

I have audited the accompanying statement of financial condition of KJM Securities, Inc. as of March 31, 2003, and the related statements of operations and retained earnings, cash flows and changes in shareholder's equity for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KJM Securities, Inc. as of March 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 6 and 7 is presented for purposes of additional analysis and is not required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in my opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

May 26, 2003

KJM SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2003

ASSETS
Cash $42,733
Accounts receivable   4,958

                                                         $47,691

LIABILITIES AND SHAREHOLDER'S EQUITY
Liabilities
    Accounts payable and accrued expenses $ 4,972

Shareholder's equity
    Capital stock, par value $.01 per share;
    10,000 shares authorized,
        issued and outstanding   100
    Additional paid in capital   9,900
    Retained earnings   32,719

        Total stockholder's equity   42,719

                                                         $47,691

The accompanying notes are an integral part of these financial statements.

KJM SECURITIES, INC.

STATEMENT OF OPERATIONS AND RETAINED EARNINGS

YEAR ENDED MARCH 31, 2003

Revenues	
Commission income	$ 173,340
Expenses	
Commissions and compensation	124,356
Other operating expenses	49,697
	174,053
Net loss	(713)
Retained earnings, beginning of year	33,432
Retained earnings, end of year	$ 32,719

The accompanying notes are an integral part of these financial statements.

KJM SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED MARCH 31, 2003

Cash flows from operating activities:

Net loss	$ (713)
Adjustments to reconcile to net cash provided by operating activities:	
Increase in receivables	(860)
Decrease in accounts payable	(8,194)
Net cash used in operating activities	(9,767)
Cash, beginning of year	52,500
Cash, end of year	$ 42,733

The accompanying notes are an integral part of these financial statements.

KJM SECURITIES, INC
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED MARCH 31, 2003

| | Capital Stock | | Additional | Retained | |
	Shares	Amount	Paid in Capital	Earnings	Total
Balance, April 1, 2002	10,000	$100	$9,900	$33,432	$43,432
Net loss	-	-	-	(713)	(713)
Balance, March 31, 2003	10,000	$100	$9,900	$32,719	$42,719

The accompanying notes are an integral part of these financial statements.

KJM SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE A - ORGANIZATION

KJM Securities, Inc. (the Company) was incorporated on October 16, 1986. The Company is a securities broker-dealer registered with the Securities and Exchange Commission, pursuant to Section 15 of the Securities and Exchange Act of 1934. All business is transacted as the introducing broker on a fully disclosed basis and as a selling group member by subscriptions and orders to sponsors of syndications, funds and unit trusts.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company receives commission income in accordance with the terms of an agreement with the clearing agent. Commission income is recognized on the settlement date of purchase or the date of the sales transaction.

NOTE C - TRANSACTIONS WITH CLEARING AGENT

Fiserv Securities, Inc. acts as the clearing agent on a fully disclosed basis for accounts introduced by the Company. The receivable due from the clearing agent as of March 31, 2002 in the accompanying statement of financial condition, consists of unpaid commissions.

NOTE D - RECONCILIATION OF NET CAPITAL

The computation of net capital under rule 15c 3-1 contained on page 6 agrees to the Company's corresponding filing of Form X-17A-5.

KJM SECURITIES, INC.

SCHEDULE OF COMPUTATION AND RECONCILIATION

OF NET CAPITAL PURSUANT TO RULE 15c 3-1

MARCH 31, 2003

Total capital	$42,719
Minimum net capital required	$ 5,000
Reconciliation:	
Net capital per Form X-17A-5	$35,437
Adjustment:	
Underaccrual of receivables	7,282
Net capital per above	$42,719

The accompanying notes are an integral part of these financial statements.

KJM SECURITIES, INC.

SCHEDULE OF COMPUTATION FOR DETERMINATION

OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c 3-3

YEAR ENDED MARCH 31, 2003

During the year ended March 31, 2003 the Company met the requirements for exemption from the provisions of Rule 15c 3-3 and accordingly, no computation is presented with regard to the reserve requirements pursuant to that rule.

In addition, because of the exemption under this rule no information relating to the possession or control requirements is presented.

The accompanying notes are an integral part of these financial statements.

ALAN J. GOLDBERGER
CERTIFIED PUBLIC ACCOUNTANT

48 Joyce Lane   (516) 496-
7038
Woodbury, NY 11797

To: Mr. Kosta J. Moustakas, President
    KJM Securities, Inc.

I have examined the financial statements of KJM Securities, Inc. For the twelve month period April 1, 2002 to March 31, 2003, and have issued my report thereon dated May 26, 2003. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study of the system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by KJM Securities, Inc. that I considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a -3(a)(11) and the procedures for determining compliance with the exempt provisions of Rule 15c3-3.

The management of KJM Securities, Inc. Is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control; procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with a reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices referred to above, errors or irregularities my nevertheless occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation for the limited purpose described in the first paragraph would not necessarily disclose all material weakness in the system. Accordingly, I do not express an opinion on the system of internal accounting control of KJM Securities, Inc. taken as a whole. However, my study and evaluation disclosed no condition that I believed to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities and Exchange Act of 1934 and related regulations, and that the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at March 31, 2003 to meet the Commission's objective.

This report is intended solely for the use of management, the New York Stock Exchange, the Securities and Exchange Commission and other regulatory organizations to which the Company is subject and should not be used for any other purposes.

May 26, 2003